VAUGHAN FOODS, INC.
216 N.E. 12TH STREET
MOORE, OK 73160

June 25, 2007

Via Facsimile Transmission and Edgar
Jason Wynn, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

Re:	Vaughan Foods, Inc. (the “Company”)
Registration Statement on Form S-1
Filed October 6, 2006
File No. 333-137861

Mr. Wynn:

      In connection with the proposed public offering of 2,150,000 Units by the Company, under the above referenced Registration Statement on Form S-1 (the “Filing”), the Company hereby requests pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that its Registration Statement become effective at 4:15 p.m. Eastern Time, on June 27, 2007, or as soon thereafter as practicable. Simultaneously therewith, the Company requests effectiveness of its Registration Statement under the Securities & Exchange Act of 1934 on Form 8-A.

      With respect to this request the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vaughan Foods, Inc.

By:	/s/ MARK E. VAUGHAN
Mark Vaughan
Chief Executive Officer